UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release, dated December 10, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: December 10, 2015

Exhibit 99.1

WuXi PharmaTech (Cayman) Inc. Announces

Completion of Going Private Transaction

SHANGHAI, December 10, 2015 — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries with operations in China and the United States, today announced the completion of its merger (the “Merger”) with WuXi Merger Limited (“Merger Sub”), a wholly-owned subsidiary of New WuXi Life Science Limited (“Parent”), pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 14, 2015 and amended on October 20, 2015 and November 20, 2015, among the Company, Parent and Merger Sub. As a result of the Merger, Parent has acquired the Company (which is now a direct wholly owned subsidiary of Parent) in a cash transaction valued at approximately US$3.3 billion.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on November 25, 2015, all of the Company’s ordinary shares (each, a “Share”) (including ordinary shares represented by American Depositary Shares (“ADSs”), each representing eight Shares) issued and outstanding immediately prior to the effective time of the Merger have been cancelled in exchange for the right to receive US$5.75 per Share or US$46.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for 1,177,079 ADSs held by Hillhouse Capital Fund II, L.P., 651,892 Shares and 49,514 ADSs held by Mr. Xiaozhong Liu, executive vice president and a director of the Company, and 5,778,304 Shares held by Mr. Zhaohui Zhang, senior vice president of operations, head of domestic marketing and a director of the Company, any Shares held by Parent, the Company or any of their subsidiaries, and any Shares (including Shares represented by ADSs) held by the ADS depositary and reserved for issuance and allocation pursuant to the Company’s 2007 Employee Share Incentive Plan, in each case issued and outstanding immediately prior to the effective time of the Merger, which were cancelled without payment of any consideration or distribution therefor. No shareholders validly exercised any dissenters’ rights under Cayman Islands law.

Shareholders of record as of the effective time of the Merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their ordinary share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their ordinary share certificates.

ADS holders of record as of the effective time of the Merger who are entitled to the merger consideration will automatically receive from JPMorgan Chase Bank, N.A., the Company’s ADS depositary, US$46.00 per each ADS held by them (less an ADS cancellation fee of US$0.05 per ADS) in cash, without interest and net of any applicable withholding taxes, in exchange for the cancellation of such ADSs. Payment of the ADS merger consideration will be made to such ADS holders as soon as practicable after the Company’s ADS depositary receives the merger consideration. ADS holders which hold their ADSs in “street name” through their broker, bank or other nominee will not be required to take any action to receive the net ADS merger consideration for their ADSs as the Company’s ADS depositary will arrange for the surrender of such ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to the applicable broker, bank or nominee on behalf of such beneficial owners. Any questions concerning the receipt of the per ADS merger consideration from holders who hold ADSs in “street name” should be directed by such holders to their applicable broker, bank or nominee.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended as of the close of trading on December 10, 2015. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Cautionary Statement Concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For further information, please visit http://www.wuxiapptec.com.

For more information, please contact:

Ronald Aldridge (for investors)

LaVoie HealthScience

+1-617-374-8800 x109

+1 617-792-2459

ir@wuxiapptec.com

Aaron Shi (for the media)

Director, Corporate Communications

WuXi PharmaTech

+86-21-5046-4362

pr@wuxiapptec.com

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